SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 15/17

Tariff adjustment – Copel Distribuição

Companhia  Paranaense  de  Energia - Copel,  a company that generates, transmits, distributes and sells power, with  shares  listed on  the  B3  (CPLE3,  CPLE5,  CPLE6),  the  NYSE  (ELP)  and  the  LATIBEX  (XCOP), in  compliance  with  CVM  Instruction  358/2002, hereby informs its shareholders  and  the  market  in  general  that the Brazilian  Electricity  Regulatory  Agency  (Aneel), authorized  today, at  the  22nd  Annual  Public  Meeting, the Copel Distribuição’s tariff adjustment with an average effect of 5.85% to captive customers.

The tariff adjustment will be fully passed-through to the Copel Distribuição’s tariffs as of June 24 , 2017.

In addition, on June 13, 2017, Aneel rectified the net assets base amounts by R$30.0 million (from R$4,920.4 million to R$4,950.4 million), and the depreciation amount by R$1.2 million (from R$337.5 million to R$338.7 million). This reconsideration is based on the belief that commercial fines imposed on suppliers due to delays and breach of contract are not included in the acquisition cost and may not be considered as a benefit to the purchase, given that the purpose of these fines is to compensate for any possible losses.

Curitiba, June 20, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 20, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.